CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Target Optimized Participation Securities due 2016	$1,304,000	$151.39

PROSPECTUS Dated December 23, 2008 PROSPECTUS SUPPLEMENT Dated December 23, 2008	Pricing Supplement No. 981 to Registration Statement No. 333-156423 Dated September 26, 2011 Rule 424(b)(2)

$1,304,000
GLOBAL MEDIUM-TERM NOTES, SERIES F
Senior Notes

TOPSSM Based on the S&P 500® Index due September 29, 2016
Target Optimized Participation Securities (“TOPSSM”)

Unlike ordinary debt securities, the TOPS Based on the S&P 500® Index due September 29, 2016, which we refer to as the TOPS, do not pay interest and do not guarantee the repayment of any principal at maturity.  Instead, at maturity you will receive for each TOPS that you hold an amount in cash that will vary depending on the closing value of the S&P 500® Index, which we refer to as the index, observed on the weekly observation dates during the term of the TOPS and on the valuation date.  If the index has appreciated at all on the valuation date, you will realize a return on your investment in the TOPS equal to the greater of (i) the lookback percent increase and (ii) the fixed return of 30%.  The lookback percent increase is the percentage increase of the highest closing value of the index observed on the weekly observation dates from the initial index value.  However, if the index has remained the same or depreciated on the valuation date relative to the initial index value, the payment at maturity may be less, and possibly significantly less, than the stated principal amount of the TOPS.  You could lose some or all of your investment in the TOPS.  The TOPS are senior unsecured obligations of Morgan Stanley, and all payments on the TOPS are subject to the credit risk of Morgan Stanley.
•	The stated principal amount and original issue price of each TOPS is $1,000.
•	We will not pay interest on the TOPS.
•	At maturity, you will receive an amount of cash per TOPS based on the closing value of the index (i) on the weekly observation dates and (ii) on the valuation date:
º
If the final index value is greater than the initial index value, you will receive for each $1,000 stated principal amount of TOPS that you hold a payment at maturity equal to $1,000 plus the product of $1,000 and the greater of (i) the lookback percent increase and (ii) the fixed return of 30%.  There is no maximum payment at maturity on the TOPS.

º
If the final index value is less than or equal to the initial index value, you will receive for each $1,000 stated principal amount of TOPS that you hold a payment at maturity equal to $1,000 × index performance factor × 130%.  If the final index value has decreased from the initial index value by more than approximately 23.077%, the payment at maturity will be less, and possibly significantly less, than the stated principal amount and could be zero.

Please see examples and graphs illustrating the payment at maturity in “Hypothetical Payouts on the TOPS at Maturity” on PS-6.
•	The lookback percent increase will be a fraction, the numerator of which is the lookback index value minus the initial index value and the denominator of which is the initial index value.
•	The index performance factor will be a fraction equal to the final index value divided by the initial index value.
•	The initial index value is 1,162.95, which is the closing value of the index on the day we priced the TOPS for initial sale to the public, which we refer to as the pricing date.
•	The lookback index value will equal the highest closing value of the index observed on the weekly observation dates.
•
The observation dates will be each Wednesday during the period from but excluding the pricing date to and including the valuation date, provided that the final observation date will be the valuation date. The observation dates will be subject to postponement for non-index business days and market disruption events.

•	The valuation date will be September 26, 2016, subject to postponement for non-index business days and certain market disruption events.
•	Investing in the TOPS is not equivalent to investing in the index or its component stocks.
•	The TOPS will not be listed on any securities exchange.
•	The CUSIP number for the TOPS is 617482XX7. The ISIN number for the TOPS is US617482XX77.
You should read the more detailed description of the TOPS in this pricing supplement. In particular, you should review and understand the descriptions in “Summary of Pricing Supplement” and “Description of TOPS.”
The TOPS are riskier than ordinary debt securities.  See “Risk Factors” beginning on PS-8.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities, or determined if this pricing supplement is truthful or complete.  Any representation to the contrary is a criminal offense.

PRICE $1,000 PER TOPS

	Price to Public(1)	Agent’s Commissions(2)	Proceeds to Issuer
Per TOPS	$1,000	$35	$965
Total	$1,304,000	$45,640	$1,258,360

(1)	The price to public for investors purchasing the TOPS in fee-based advisory accounts will be $970 per TOPS.
(2)
Selected dealers and their financial advisors will collectively receive from the Agent, Morgan Stanley & Co. LLC, a fixed sales commission of $35 for each TOPS they sell; provided that dealers selling to investors purchasing the TOPS in fee-based advisory accounts will receive a sales commission of  $5 per TOPS.  See “Description of TOPS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in this pricing supplement.  For additional information, see “Plan of Distribution” in the accompanying prospectus supplement.

The agent for this offering, Morgan Stanley & Co. LLC, is our wholly-owned subsidiary. See “Description of TOPS––Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

The TOPS are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

MORGAN STANLEY

For a description of certain restrictions on offers, sales and deliveries of the TOPS and on the distribution of this pricing supplement and the accompanying prospectus supplement and prospectus relating to the TOPS, see the section of this pricing supplement called “Description of TOPS— Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

No action has been or will be taken by us, the agent or any dealer that would permit a public offering of the TOPS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.  Neither this pricing supplement nor the accompanying prospectus supplement and prospectus may be used for the purpose of an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

The TOPS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The TOPS may not be offered or sold in the Federative Republic of Brazil  except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

The TOPS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the TOPS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

No action has been taken to permit an offering of the TOPS to the public in Hong Kong as the TOPS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the TOPS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the TOPS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.

The TOPS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

The agent and each dealer represent and agree that they will not offer or sell the TOPS nor make the TOPS the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the TOPS, whether directly or indirectly, to persons in Singapore other than:

(a)           an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)           an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)           a person who acquires the TOPS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)           otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

SUMMARY OF PRICING SUPPLEMENT

The following summary describes the TOPS in general terms only.  You should read the summary together with the more detailed information that is contained in the rest of this pricing supplement and in the accompanying prospectus and prospectus supplement.  You should carefully consider, among other things, the matters set forth in “Risk Factors.”

The TOPS are medium-term debt securities of Morgan Stanley.  The TOPS have been designed for investors who are willing to forgo market floating interest rates in exchange for a payment at maturity depending on the closing value of the S&P 500® Index, which we refer to as the index, observed on the weekly observation dates during the term of the TOPS and on the valuation date.  If the index has appreciated at all on the valuation date, you will realize a return on your investment in the TOPS equal to the greater of (i) the lookback percent increase and (ii) the fixed return of 30%.  The lookback percent increase is the percentage increase of the highest closing value of the index observed on the weekly observation dates during the term of the TOPS over the initial index value. However, if the index has remained the same or depreciated on the valuation date relative to the initial index value, the payment at maturity may be less, and possibly significantly less, than the stated principal amount of the TOPS.  You could lose all of your investment in the TOPS.  All payments on the TOPS are subject to the credit risk of Morgan Stanley.

The index, which is calculated, maintained and published by Standard & Poor’s Financial Services LLC, consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  The S&P 500® Index is described under “Description of TOPS––The Index” in this pricing supplement.  “Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC and have been licensed for use by Morgan Stanley.

Each TOPS costs $1,000
We, Morgan Stanley, are offering the TOPS Based on the S&P 500® Index due September 29, 2016, which we refer to as the TOPS.  The stated principal amount and original issue price of each TOPS is $1,000.

The original issue price of the TOPS includes the agent’s commissions paid with respect to the TOPS and the cost of hedging our obligations under the TOPS.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  The fact that the original issue price of the TOPS includes these commissions and hedging costs is expected to adversely affect the secondary market prices of the TOPS.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  See “Risk Factors—The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices” and “Description of TOPS—Use of Proceeds and Hedging.”

The TOPS do not guarantee the return of any principal at maturity; no interest
Unlike ordinary debt securities, the TOPS do not pay interest and do not guarantee the return of any principal at maturity.  At maturity, you will receive for each $1,000 stated principal amount of TOPS that you hold an amount in cash that will vary depending on the closing value of the index observed on the weekly observation dates during the term of the TOPS and on the valuation date, and this amount may be significantly less than the stated principal amount of the TOPS and could be zero.

Payment at maturity depends on the value of the index
At maturity, you will receive for each $1,000 stated principal amount of TOPS that you hold an amount in cash that will vary depending upon the closing value of the index observed on the weekly observation dates during the term of the TOPS and on the valuation date, determined as follows:

• If the final index value is greater than the initial index value, you will receive for each $1,000 stated principal amount of TOPS that you hold a payment at maturity equal to:
$1,000 + $1,000 × the greater of (i) the lookback percent increase and (ii) the fixed return of 30% where,

lookback percent increase	=	lookback index value – initial index value
initial index value

initial index value = 1,162.95, which is the closing value of the index on the day we priced the TOPS for initial sale to the public, which we refer to as the pricing date.

lookback index value = The highest closing value of the index observed on the observation dates observation dates = Each Wednesday during the period from but excluding the pricing date to and including the valuation date, provided that the final observation date will be the valuation date.

There is no maximum payment at maturity on the TOPS.

• If the final index value is less than or equal to the initial index value, you will receive for each $1,000 stated principal amount of TOPS that you hold a payment at maturity equal to:
$1,000 × index performance factor × 130%

where,

index performance factor	=	final index value
initial index value

final index value = The closing value of the index on September 26, 2016, which we refer to as the valuation date, subject to postponement for non-index business days and market disruption events.

Where the final index value has decreased from the initial index value by more than approximately 23.077%, the payment at maturity will be less than the stated principal amount of $1,000 and could be zero.

All payments on the TOPS are subject to the credit risk of Morgan Stanley.

Beginning on PS-6, in the section titled “Hypothetical Payouts on the TOPS at Maturity,” we have provided examples and graphs illustrating the payout on the TOPS at maturity over a range of hypothetical closing values of the index on the valuation date and, if applicable, on the weekly observation dates.  The examples do not show every situation that can occur.

You can review the historical values of the index in the section of this pricing supplement called “Description of TOPS—Historical Information” starting on PS-23.  You cannot predict the future performance of the index based on its historical performance.

Investing in the TOPS is not equivalent to investing in the index or its component stocks.
Morgan Stanley & Co. LLC will be the calculation agent
We have appointed our affiliate, Morgan Stanley & Co. LLC, which we refer to as MS & Co., to act as calculation agent for The Bank of New York Mellon, a New York banking corporation, the trustee for our senior notes.  As calculation agent, MS & Co. determined the initial index value and will determine  the final index value, the lookback index value, the lookback percent increase or the index performance factor, as applicable, whether a market disruption event has occurred and the payment that you will receive at maturity, if any.

Morgan Stanley & Co. LLC will be the agent; conflicts of interest
The agent for the offering of the TOPS, MS & Co., our wholly-owned subsidiary, will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the TOPS of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.  See “Description of TOPS—Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” on PS-25.

Where you can find more information on the TOPS
The TOPS are senior unsecured notes issued as part of our Series F medium-term note program.  You can find a general description of our Series F medium-term note program in the accompanying prospectus supplement dated December 23, 2008 and prospectus dated December 23, 2008.  We describe the basic features of this type of security in the section of the prospectus supplement called “Description of Notes” and in the section of the prospectus called “Description of Debt Securities.”

Because this is a summary, it does not contain all of the information that may be important to you.  For a detailed description of the terms of the TOPS, you should read the “Description of TOPS” section in this pricing supplement.  You should also read about some of the risks involved in investing in the TOPS in the section called “Risk Factors.”  The tax and accounting treatment of investments in equity-linked securities such as these may differ from that of investments in ordinary debt securities or common stock.  See the section of this pricing supplement called “Description of TOPS—United States Federal Taxation.”  We urge you to consult with your investment, legal, tax, accounting and other advisers with regard to any proposed or actual investment in the TOPS.

How to reach us	You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York 10036 (telephone number (212) 761-4000).

HYPOTHETICAL PAYOUTS ON THE TOPS AT MATURITY

The following examples illustrate the payment at maturity on the TOPS for a range of hypothetical closing values of the index on the valuation date and, if applicable, on the weekly observation dates, taking into account whether or not the final index value is greater than the initial index value.

I.  If the final index value is greater than the initial index value:

Payment at maturity = $1,000 + ($1,000 × the greater of (i) the lookback percent increase and (ii) the fixed return of 30%)

In the scenario where the final index value is greater than the initial index value, the payment at maturity will be at least $1,300 per TOPS and will depend solely on the lookback percent increase, which is the percentage increase of the highest closing value of the index observed on the weekly observation dates over the term of the TOPS from the initial index value.  If the lookback percent increase is greater than the fixed return of 30%, the return on the TOPS will equal the lookback percent increase.  If the lookback percent increase is less than or equal to the fixed return of 30%, the return on the TOPS will equal the fixed return of 30%.

	Example 1	Example 2
Hypothetical initial index value	1,200	1,200

Hypothetical final index value	1,380	1,201

Hypothetical lookback index value	1,440 (resulting in the lookback percent increase of 20%)	2,040 (resulting in the lookback percent increase of 70%)

Payment at maturity	$1,000 + ($1,000 × the greater of the lookback percent increase of 20% and the fixed return of 30%) = $1,300	$1,000 + ($1,000 × the greater of the lookback percent increase of 70% and the fixed return of 30%) = $1,700

In Example 2, although the final index value has increased from the initial index value by less than 0.1% (which is substantially less than the percentage increase of 15% in Example 1), investors benefit from a 70% increase in the index observed on one of the weekly observation dates over the term of the TOPS and realize a return on the TOPS equal to 70%, which is significantly more than the 30% return achieved in Example 1.

For the scenario where the final index value is greater than the initial index value, the following graph illustrates the payment at maturity for a range of hypothetical percentages by which the lookback index value is greater than the initial index value.

*NOTE:  The lookback percent increase cannot be less than or equal to 0% because the final index value (which is the closing value of the index on the final observation date) is greater than the initial index value in this scenario and that alone will result in the lookback percent increase of greater than zero.

II.  If the final index value is less than or equal to the initial index value:

Payment at maturity = $1,000 × index performance factor × 130%

In the scenario where the final index value is less than or equal to the initial index value, the payment at maturity will depend solely on the index performance factor, which, under this scenario, will be equal to or less than 100%.  If the index performance factor is between approximately 76.9231% and 100%, the payment at maturity will be between the stated principal amount of $1,000 and $1,300.  If the index performance factor is less than approximately 76.9231%, the payment at maturity will be less, and possibly significantly less, than the stated principal amount of $1,000 and could be zero.

	Example 1	Example 2
Hypothetical initial index value	1,200	1,200

Hypothetical final index value	923	600

Hypothetical index performance factor	76.9%	50%

Payment at maturity	$1,000 × 76.9% × 130% = approximately $1,000	$1,000 × 50% × 130% = $650

For the scenario where the final index value is less than or equal to the initial index value, the following graph illustrates the payment at maturity for a range of hypothetical index performance factors.

*NOTE:  The index performance factor cannot be greater than 100% because the final index value is less than or equal to the initial index value in this scenario.

RISK FACTORS

The TOPS are not secured debt and, unlike ordinary debt securities, do not guarantee the return of any principal at maturity and do not pay any interest. Investing in the TOPS is not equivalent to investing in the index or its component stocks. This section describes the most significant risks relating to the TOPS. For a further discussion of risk factors, please see the accompanying prospectus.

The TOPS do not pay interest or guarantee any return of principal
The terms of the TOPS differ from those of ordinary debt securities in that we will not pay you any interest and do not guarantee to pay you any of the principal amount of the TOPS at maturity.  At maturity, you will receive for each $1,000 stated principal amount of TOPS that you hold an amount in cash based upon the closing value of the index observed on the weekly observation dates during the term of the TOPS and on the valuation date. Only if the final index value is greater than the initial index value will you receive a return equal to the greater of the lookback percent increase and the fixed return of 30%, which we refer to as the lookback observation feature.  If the final index value is less than or equal to the initial index value, you will lose the benefit of the lookback observation feature and will receive a payment at maturity equal to the product of the stated principal amount and the index performance factor (which would fully expose you to the negative performance of the index on the valuation date) multiplied by 130%.  Even with the leverage of 130%, you will receive a payment at maturity that is less than the stated principal amount of $1,000 if the final index value declines by more than approximately 23.077% from the initial index value.  In addition, the more the final index value has declined from the initial index value, the less the leverage of 130% will benefit your payment at maturity.  For example, if the final index value were to decline from the initial index value by 99%, investors would only receive $13 per security at maturity as compared to $10 which would be payable on an investment that exposes investors on a 1 to 1 basis to the negative performance of the index.  The leverage of 130% does not provide for any minimum payment at maturity and, accordingly, you risk the full loss of your principal by investing in the TOPS.  See “Hypothetical Payouts on the TOPS at Maturity” on PS-6.

You will benefit from the lookback observation feature only if the final index value is greater than the initial index value
Under the terms of the TOPS, you will benefit from the lookback observation feature only if the final index value is greater than the initial index value.  If the final index value is less than or equal to the initial index value, you will not benefit from any increase in the index observed on any weekly observation date during the term of the TOPS and will not get the benefit of the fixed return of 30% and, instead, will receive a payment at maturity that is solely based on the final index value.  Under this scenario, the highest possible payment at maturity would be $1,300 per TOPS, which would be payable only if the final index value remains the same as the initial index value.  However, if the final index value decreases from the initial index value by more than approximately 23.077%, the payment at maturity will be less, and possibly significantly less, than the $1,000 stated principal amount for each TOPS and could be zero.

The lookback index value is based solely on the closing values of the index on the specified weekly observation dates
Even if the lookback observation feature is available to you because the final index value is greater than the initial index value, due to the fact that the lookback index value is based solely on the closing values of the index on the specified weekly observation dates, you will not benefit from any significant appreciation of the index that occurs on days other than the specified observation dates during the term of the TOPS.  As a result, if the index increases substantially on some days over the term of the TOPS but does not increase substantially as of the specified weekly observation dates, you will receive a payment at maturity that is substantially less than if the lookback index value were based on a daily observation of the index during the term of the TOPS.

Market price of the TOPS will be influenced by many unpredictable factors
Several factors, many of which are beyond our control, will influence the value of the TOPS in the secondary market and the price at which MS & Co. may be willing to purchase or sell the TOPS in the secondary market, including:

• the value of the index at any time and, in particular, on the observation dates,
• the volatility (frequency and magnitude of changes in value) of the index,
• dividend rates on the securities underlying the index,
• interest and yield rates in the market,

•      geopolitical conditions and economic, financial, political, regulatory or judicial events that affect the securities markets generally or the component stocks of the index and which may affect the value of the index,

• the time remaining until the maturity of the TOPS,
• the composition of the index and changes in the constituent stocks of the index, and
• any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your TOPS prior to maturity.  For example, you may have to sell your TOPS at a substantial discount from the stated principal amount if at the time of sale the value of the index is at or below the initial index value.

You cannot predict the future performance of the index based on its historical performance.  There can be no assurance that you will receive at maturity an amount that is greater than the $1,000 stated principal amount for each TOPS you hold.

The TOPS are subject to the credit risk of Morgan Stanley, and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the market value of the TOPS
You are dependent on Morgan Stanley’s ability to pay all amounts due on the TOPS at maturity and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the TOPS, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the TOPS prior to maturity will be affected by changes in the market’s view of Morgan Stanley’s creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the TOPS.

The TOPS will not be listed on any securities exchange and secondary trading may be limited
The TOPS will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the TOPS.  Morgan Stanley & Co. LLC, which we refer to as MS & Co., may, but is not obligated to, make a market in the TOPS.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the TOPS easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the TOPS, the price at which you may be able to trade your TOPS is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the TOPS, it is likely that there would be no secondary market for the TOPS.  Accordingly, you should be willing to hold your TOPS to maturity.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices
Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase the TOPS in secondary market transactions will likely be lower than the original issue price, since secondary market prices are likely to exclude commissions paid with respect to the TOPS and the cost of hedging our obligations under the TOPS that are included in the original issue price.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  These secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  Our subsidiaries may realize a profit from the expected hedging activity even if investors do not receive a favorable investment return under the terms of the TOPS or in any secondary market transaction.  In addition, any secondary market prices may differ from values determined by pricing models used by MS & Co., as a result of dealer discounts, mark-ups or other transaction costs.

Investing in the TOPS is not equivalent to investing in the index
Investing in the TOPS is not equivalent to investing in the index or its component stocks.  Investors in the TOPS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to stocks that constitute the index.

Adjustments to the index could adversely affect the value of the TOPS
Standard & Poor’s Financial Services LLC, which we refer to as S&P, is responsible for calculating and maintaining the index.  S&P can add, delete or substitute the stocks underlying the index, and can make other methodological changes required by certain events relating to the underlying stocks, such as stock dividends, stock splits, spin-offs, rights offerings and extraordinary dividends, that could change the value of the index.  Any of these actions could adversely affect the value of the TOPS.

S&P may discontinue or suspend calculation or publication of the index at any time.  In these circumstances, MS & Co., as the calculation agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued index.  MS & Co. could have an economic interest that is different than that of investors in the TOPS insofar as, for example, MS & Co. is permitted to consider indices that are calculated and published by MS & Co. or any of its affiliates.  If MS & Co. determines that there is no appropriate successor index, the payout on the TOPS at maturity will be an amount based on the closing prices on the valuation date of the stocks underlying the index at the time of such discontinuance, without rebalancing or substitution, computed by the calculation agent in accordance with the formula for and method of calculating the index last in effect prior to the discontinuance of the index.

The calculation agent, which is a subsidiary of the issuer, will make determinations with respect to the TOPS
As calculation agent, MS & Co. has determined the initial index value and will determine the final index value, the lookback percent increase or the index performance factor, as applicable, and the payment that you will receive at maturity, if any.  Any of these determinations made by MS & Co. in its capacity as calculation agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of the index closing value in the event of a market disruption event or discontinuance of the index, may adversely affect the payout to you at maturity.  See the sections of this pricing supplement called “Description of TOPS—Market Disruption Event” and “—Discontinuance of the Index; Alteration of Method of Calculation.”

Hedging and trading activity by our subsidiaries could potentially adversely affect the value of the TOPS
One or more of our subsidiaries have carried out, and will continue to carry out, hedging activities related to the TOPS (and to other instruments linked to the index or its component stocks), including trading in the stocks that constitute the index as well as in other instruments related to the index.  Some of our subsidiaries also trade the stocks that constitute the index and other financial instruments related to the index on a regular basis as part of their general broker-dealer and other businesses.  Any of these hedging or trading activities on or prior to the pricing date could have increased the initial index value and, therefore, could have increased the value above which the index must close on the valuation date before you would receive a payment at maturity that exceeds the stated principal amount of the TOPS.  Additionally, such hedging or trading activities during the term of the TOPS could adversely affect the value of the index on the observation dates including the valuation date and, accordingly, the amount of cash an investor will receive at maturity, if any.

The U.S. federal income tax consequences of an investment in the TOPS are uncertain
Please note that the discussions in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the TOPS supersede the discussions contained in the accompanying prospectus supplement.  Subject to the discussion under “United States Federal Taxation” in this pricing supplement, we intend to treat each TOPS as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.  If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative treatment for the TOPS, the timing and character of income on the TOPS might differ significantly.  For example, under one characterization, U.S. Holders could be required to accrue interest income as original issue discount on the TOPS every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the TOPS as ordinary income.  Because the TOPS provides for the return of principal except where the underlying index has declined below a certain level, the risk that it would be recharacterized, for U.S. federal income tax purposes, as a debt instrument giving rise to ordinary income, rather than as an open transaction, is higher than with other equity-linked securities that do not provide for the return of principal.  We do not plan to request a ruling from the IRS regarding the tax treatment of the TOPS, and the IRS or a court may not agree with the tax treatment described in this pricing supplement.  Please read carefully the discussion under “United States Federal Taxation” in this pricing supplement concerning the U.S. federal income tax consequences of an investment in the TOPS.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the TOPS, possibly with retroactive effect.

Both U.S. and Non-U.S. Holders should read carefully the discussion under “United States Federal Taxation” in this pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the TOPS as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

DESCRIPTION OF TOPS

Terms not defined herein have the meanings given to such terms in the accompanying prospectus supplement.  The term “TOPS” refers to each $1,000 stated principal amount of our TOPS Based on the S&P 500® Index due September 29, 2016.  In this pricing supplement, the terms “we,” “us” and “our” refer to Morgan Stanley.

Aggregate Principal Amount	$1,304,000

Pricing Date	September 26, 2011

Original Issue Date (Settlement Date)	September 29, 2011 (3 Business Days after the Pricing Date)

Maturity Date	September 29, 2016, subject to extension as described in the following paragraph.

If the Valuation Date is postponed in accordance with the definition thereof so that it falls less than two Business Days prior to the scheduled Maturity Date, the Maturity Date will be the second Business Day following the Valuation Date as postponed.  See “––Valuation Date” below.

Issue Price	100% ($1,000 per TOPS)

Stated Principal Amount	$1,000 per TOPS

Denominations	$1,000 and integral multiples thereof

CUSIP Number	617482XX7

ISIN Number	US617482XX77

Interest Rate	None

Specified Currency	U.S. dollars

Payment at Maturity	At maturity, upon delivery of the TOPS to the Trustee, we will pay with respect to the $1,000 Stated Principal Amount of each TOPS an amount in cash, as determined by the Calculation Agent, equal to:

(i) if the Final Index Value is greater than the Initial Index Value, $1,000 plus the product of $1,000 and the greater of (x) the Lookback Percent Increase and (y) the Fixed Return of 30%, or

(ii) if the Final Index Value is less than or equal to the Initial Index Value,

$1,000 × the Index Performance Factor × 130%

We shall, or shall cause the Calculation Agent to, (i) provide written notice to the Trustee and to The Depository Trust Company, which we refer to as DTC, of the amount of cash to be delivered, if any, with respect to the $1,000 Stated Principal Amount of each TOPS, on or prior to 10:30 a.m. (New York City time) on the Business Day preceding the Maturity Date, and (ii) deliver the aggregate cash amount due, if any, with respect to the TOPS to the Trustee for delivery to DTC, as holder of the TOPS, on or prior to the Maturity Date.  We expect such amount of cash will be distributed to investors on the Maturity Date in accordance with the standard rules and procedures of DTC and its direct and indirect participants.  See “—Book Entry Security or Certificated Security” below, and see “Forms of Securities—The Depositary” in the accompanying prospectus.

Lookback Percent Increase	A fraction, as determined by the Calculation Agent, the numerator of which is the Lookback Index Value minus the Initial Index Value and the denominator of which is the Initial Index Value, as described by the following formula:

Lookback Percent Increase	=	Lookback Index Value – Initial Index Value
Initial Index Value

Index Performance Factor	A fraction, as determined by the Calculation Agent, the numerator of which is the Final Index Value and the denominator of which is the Initial Index Value, as described by the following formula:

Index Performance Factor	=	Final Index Value
Initial Index Value

Initial Index Value	1,162.95, which is the Index Closing Value on the Pricing Date.
Final Index Value	The Index Closing Value on the Valuation Date, as determined by the Calculation Agent.
Index Closing Value
The Index Closing Value on any Index Business Day will be determined by the Calculation Agent and will equal the official closing value of the Index, or any Successor Index (as defined under “—Discontinuance of the Index; Alteration of Method of Calculation” below), published at the regular official weekday close of trading on that Index Business Day by the Index Publisher. In certain circumstances, the Index Closing Value will be based on the alternate calculation of the Index described under “—Discontinuance of the Index; Alteration of Method of Calculation.”

Lookback Index Value	The Lookback Index Value will equal the highest Index Closing Value observed on the Observation Dates.
Index Publisher	Standard & Poor’s Financial Services LLC or any successor publisher of the Index.
Observation Dates
The Observation Dates will be each Wednesday during the period from but excluding the Pricing Date to and including the Valuation Date, provided that the final Observation Date will be the Valuation Date.  Each of the Observation Dates will be subject to postponement for non-Index Business Days or Market Disruption Events as described in the following paragraph.

If any scheduled Observation Date (other than the final Observation Date) is not an Index Business Day or if there is a Market Disruption Event on such date, such Observation Date shall be the next succeeding Index Business Day on which there is no Market Disruption Event.
Valuation Date	September 26, 2016, subject to postponement for non-Index Business Days or Market Disruption Events as described in the following paragraph.

If the scheduled Valuation Date is not an Index Business Day or if there is a Market Disruption Event on such day, the Valuation Date shall be the next succeeding Index Business Day on which there is no Market Disruption Event; provided that the Index Closing Value for the Valuation Date will not be determined on a date later than the fifth scheduled Index Business Day after the scheduled Valuation Date, and if such date is not an Index Business Day or if there is a Market Disruption Event on such date, the Calculation Agent will determine the Index Closing Value on such date in accordance with the formula for and method of calculating the Index last in effect prior to the commencement of the Market Disruption Event (or prior to the non-Index Business Day), without rebalancing or substitution, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension, limitation or non-Index Business Day) on such date of each security most recently constituting the Index.

Business Day	Any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in The City of New York.
Index Business Day
A day, as determined by the Calculation Agent, on which trading is generally conducted on each of the Relevant Exchange(s) for the Index, other than a day on which trading on such exchange(s) is scheduled to close prior to the time of the posting of its regular final weekday closing price.

Relevant Exchange
The primary exchange(s) or market(s) of trading for (i) any security then included in the Index, or any Successor Index, and (ii) any futures or options contracts related to the Index or to any security then included in the Index.

Book Entry Security or Certificated Security

Book Entry.  The TOPS will be issued in the form of one or more fully registered global securities which will be deposited with, or on behalf of, DTC and will be registered in the name of a nominee of DTC.  DTC’s nominee will be the only registered holder of the TOPS.  Your beneficial interest in the TOPS will be evidenced solely by entries on the books of the securities intermediary acting on your behalf as a direct or indirect participant in DTC.  In this pricing supplement, all references to actions taken by “you” or to be taken by “you” refer to actions taken or to be taken by DTC and its participants acting on your behalf, and all references to payments or notices to you will mean payments or notices to DTC, as the registered holder of the TOPS, for distribution to participants in accordance with DTC’s procedures.  For more information regarding DTC and book-entry securities, please read

“Forms of Securities—The Depositary” and “Forms of Securities—Global Securities—Registered Global Securities” in the accompanying prospectus.
Senior Security or Subordinated Security	Senior
Trustee	The Bank of New York Mellon, a New York banking corporation
Agent	Morgan Stanley & Co. LLC (“MS & Co.”)
Calculation Agent	MS & Co. and its successors

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the Payment at Maturity will be made by the Calculation Agent and will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the amount of cash payable per TOPS, if any, will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid, if any, on the aggregate number of TOPS will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests as an investor in the TOPS, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Final Index Value or whether a Market Disruption Event has occurred.  See “—Discontinuance of the Index; Alteration of Method of Calculation” and “—Market Disruption Event” below.  MS & Co. is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Market Disruption Event
Market Disruption Event means, with respect to the Index, the occurrence or existence of any of the following events, as determined by the Calculation Agent in its sole discretion:

(i)      a suspension, absence or material limitation of trading of stocks then constituting 20 percent or more of the level of the Index (or the Successor Index) on the Relevant Exchange for such securities for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such Relevant Exchange; or a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for stocks then constituting 20 percent or more of the level of the Index (or the Successor Index) during the last one-half hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or the suspension, material limitation or absence of trading on any major U.S. securities market for trading in futures or options contracts or exchange-traded funds related to the Index (or the Successor Index) for more than two hours of trading or during the one-half hour period preceding the close of the principal trading session on such market; and

(ii)      a determination by the Calculation Agent in its sole discretion that any event described in clause (i) above materially interfered with our ability or the ability of any of our affiliates to unwind or adjust all or a material portion of the hedge position with respect to these TOPS.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Index shall be based on a comparison of (x) the portion of the value of the Index attributable to that security relative to (y) the overall value of the Index, in each case immediately before that suspension or limitation.

For the purpose of determining whether a Market Disruption Event has occurred: (1) a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract or exchange-traded fund will not constitute a Market Disruption Event, (3) a suspension of trading in futures or options contracts or exchange-traded funds on the Index by the primary securities market trading in such contracts or funds by reason of (a) a price change exceeding limits set by such securities exchange or market, (b) an imbalance of orders relating to such contracts or funds or (c) a disparity in bid and ask quotes relating to such contracts or funds will constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange-traded funds related to the Index and (4) a “suspension, absence or material limitation of trading” on any Relevant Exchange or on the primary market on which futures or options contracts or exchange-traded funds related to the Index are traded will not include any time when such securities market is itself closed for trading under ordinary circumstances.

Alternate Exchange Calculation in Case of an Event of Default

In case an event of default with respect to the TOPS shall have occurred and be continuing, the amount declared due and payable per TOPS upon any acceleration of the TOPS shall be determined by the Calculation Agent and shall be an amount in cash equal to the Payment at Maturity calculated using the Index Closing Value as of the date of such acceleration as the Final Index Value.

If the maturity of the TOPS is accelerated because of an event of default as described above, we shall, or shall cause the Calculation Agent to, provide written notice to the Trustee at its New York office, on which notice the Trustee may conclusively rely, and to DTC of the cash amount due with respect to the TOPS as promptly as possible and in no event later than two Business Days after the date of acceleration

Discontinuance of the Index; Alteration of Method of Calculation

If the Index Publisher discontinues publication of the Index and the Index Publisher or another entity (including MS & Co.) publishes a successor or substitute index that MS & Co., as the Calculation Agent, determines, in its sole discretion, to be comparable to the discontinued Index (such index being referred to herein as a “Successor Index”), then any subsequent Index Closing Value will be determined by reference to the published value of such Successor Index at the regular weekday close of trading on any Index Business Day that the Index Closing Value is to be determined.

Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to Morgan Stanley and to DTC, as holder of the TOPS, within three Business Days of such selection.  We expect that such notice will be made available to you, as a beneficial owner of the TOPS, in accordance with the standard rules and procedures of DTC and its direct and indirect participants.

If the Index Publisher discontinues the publication of the Index prior to, and such discontinuance is continuing on, the Valuation Date or the date of acceleration and the Calculation Agent determines, in its sole discretion, that no Successor Index is available at such time, then the Calculation Agent will determine the Index Closing Value for such date.  The Index Closing Value will be computed by the Calculation Agent in accordance with the formula for calculating the Index last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session of the Relevant Exchange on such date of each security most recently constituting the Index without any rebalancing or substitution of such securities following such discontinuance.  Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect the value of the TOPS.

If at any time the method of calculating the Index or a Successor Index, or the value thereof, is changed in a material respect, or if the Index or a Successor Index is in any other way modified so that such index does not, in the sole opinion of MS & Co., as the Calculation Agent, fairly represent the value of the Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in New York City on each date on which the Index Closing Value is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Final Index Value with reference to the Index or such Successor Index, as adjusted.  Accordingly, if the method of calculating the Index or such Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent will adjust such index in order to arrive at a value of the Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

The Index	The S&P 500® Index

We have derived all information contained in this pricing supplement regarding the S&P 500® Index including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information, and we have not participated in the preparation of, or verified, such publicly available information.  Such information reflects the policies of, and is subject to change by, Standard and Poor’s Financial Services LLC (“S&P”).

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets.  The calculation of the value of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the “Component Stocks”) as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.  The “Market Value” of any Component Stock is the product of the market price per share and the number of the then outstanding shares of such Component Stock.  The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange.  S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market.  S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.  Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company’s common stock is widely-held and the Market Value and trading activity of the common stock of that company.

The S&P 500® Index has adopted a float adjustment methodology so that the S&P 500® Index reflects only those shares that are generally available to investors in the market rather than all of a company’s outstanding shares.  The float adjustment methodology excludes shares that are closely held by other publicly traded companies, venture capital firms, private equity firms, strategic partners or leveraged buyout groups; government entities; or other control groups, such as a company’s own current or former officers, board members, founders, employee stock ownership plans or other investment vehicles controlled by the company or such other persons.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 Component Stocks relative to the S&P 500® Index’s base period of 1941-43 (the “Base Period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the Component Stocks during the Base Period has been set equal to an indexed value of 10.  This is often indicated by the notation 1941-43=10.  In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the Component Stocks by a number called the “Index Divisor.”  By itself, the S&P 500® Index Divisor is an arbitrary number.  However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period value of the S&P 500® Index.  The S&P 500® Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“Index Maintenance”).

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spin-offs.

To prevent the value of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment.  By adjusting the S&P 500® Index Divisor for the change in total Market Value, the value of the S&P 500® Index remains constant.  This helps maintain the value of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index.  All Index Divisor adjustments are made after the close of trading and after the calculation of the closing value of the S&P 500® Index.  Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (e.g., 2-for-1)	Shares Outstanding multiplied by 2; Stock Price divided by 2	No

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Share issuance (i.e., change ≥ 5%)	Shares Outstanding plus newly issued Shares	Yes
Share repurchase (i.e., change ≥ 5%)	Shares Outstanding minus Repurchased Shares	Yes
Special cash dividends	Share Price minus Special Dividend	Yes
Company Change	Add new company Market Value minus old company Market Value	Yes
Rights Offering	Price of parent company minus	Yes
Price of Rights Right Ratio
Spin-Off	Price of parent company minus	Yes
Price of Spin-off Co. Share Exchange Ratio

Stock splits and stock dividends do not affect the Index Divisor of the Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock.  All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the “Post-Event Aggregate Market Value”).  In order that the level of the Index (the “Pre-Event Index Value”) not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor (“New Divisor”) is derived as follows:

Post-Event Aggregate Market Value	=	Pre-Event Index Value
New Divisor

New Divisor	=	Post-Event Market Value
Pre-Event Index Value

A large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the Index companies.  Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the Index are updated as required by any changes in the number of shares outstanding.  After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index.  In addition, any changes over 5% in the current common shares outstanding for the Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

License Agreement between S&P and
Morgan Stanley	S&P and Morgan Stanley have entered into a non-exclusive license agreement providing for the license to Morgan Stanley, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P 500® Index, which is owned and published by S&P, in connection with securities, including the TOPS.
The license agreement between S&P and Morgan Stanley provides that the following language must be set forth in this pricing supplement:

The TOPS are not sponsored, endorsed, sold or promoted by S&P.  S&P makes no representation or warranty, express or implied, to the owners of the TOPS or any member of the public regarding the advisability of investing in securities generally or in the TOPS particularly or the ability of the S&P 500® Index to track general stock market performance.  S&P’s only relationship to us is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to us or the TOPS.  S&P has no obligation to take our needs or the needs of the owners of the TOPS into consideration in determining, composing or calculating the S&P 500® Index.  S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the TOPS to be issued or in the determination or calculation of the equation by which the TOPS are to be converted into cash.  S&P has no obligation or liability in connection with the administration, marketing or trading of the TOPS.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN.  S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY MORGAN STANLEY, OWNERS OF THE TOPS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED HEREIN OR FOR ANY OTHER USE.  S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500” and “500” are trademarks of Standard and Poor’s Financial Services LLC and have been licensed for use by Morgan Stanley.  The TOPS have not been passed on by S&P as to their legality or suitability.  The TOPS are not issued, endorsed, sold or promoted by S&P.  S&P MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE TOPS.

Historical Information
The following table sets forth the published high and low Index Closing Values, as well as end-of-quarter Index Closing Values, of the Index for each quarter in the period from January 1, 2006 through September 26, 2011.  The Index Closing Value on September 26, 2011 was 1,162.95.  The graph following the table sets forth the historical performance of the Index for the period from January 1, 2006 through September 26, 2011.  We obtained the information in the table below from Bloomberg Financial Markets, without independent verification.

The historical values of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Value on the Valuation Date.  The Final Index Value may decline by more than approximately 23.077% from the Initial Index Value so that the Payment at Maturity will be less, and possibly significantly less, than the Stated Principal Amount of the TOPS.

We cannot give you any assurance that the value of the Index on the Valuation Date will increase from the Initial Index Value or will not decline by more than approximately 23.077% from the Initial Index Value so that you will receive a Payment at Maturity that exceeds the Stated Principal Amount of the TOPS.

S&P 500® Index	High	Low	Period End
2006
First Quarter	1,307.25	1,254.78	1,294.83
Second Quarter	1,325.76	1,223.69	1,270.20
Third Quarter	1,339.15	1,234.49	1,335.85
Fourth Quarter	1,427.09	1,331.32	1,418.30
2007
First Quarter	1,459.68	1,374.12	1,420.86
Second Quarter	1,539.18	1,424.55	1,503.35
Third Quarter	1,553.08	1,406.70	1,526.75
Fourth Quarter	1,565.15	1,407.22	1,468.36
2008
First Quarter	1,447.16	1,273.37	1,322.70
Second Quarter	1,426.63	1,278.38	1,280.00
Third Quarter	1,305.32	1,106.39	1,166.36
Fourth Quarter	1,161.06	752.44	903.25
2009
First Quarter	934.70	676.53	797.87
Second Quarter	946.21	811.08	919.32
Third Quarter	1,071.66	879.13	1,057.08
Fourth Quarter	1,127.78	1,025.21	1,115.10
2010
First Quarter	1,174.17	1,056.74	1,169.43
Second Quarter	1,217.28	1,030.71	1,030.71
Third Quarter	1,148.67	1,022.58	1,141.20
Fourth Quarter	1,259.78	1,137.03	1,257.64
2011
First Quarter	1,343.01	1,256.88	1,325.83
Second Quarter	1,363.61	1,265.42	1,320.64
Third Quarter (through September 26, 2011)	1,353.22	1,119.46	1,162.95

Use of Proceeds and Hedging
The net proceeds we receive from the sale of the TOPS will be used for general corporate purposes and, in part, in connection with hedging our obligations under the TOPS through one or more of our subsidiaries.  The Original Issue Price of the TOPS includes the Agent’s commissions (as shown on the cover page of this pricing supplement) paid with respect to the TOPS and the cost of hedging our obligations under the TOPS.  The cost of hedging includes the projected profit that our subsidiaries expect to realize in consideration for assuming the risks inherent in managing the hedging transactions.  Since hedging our obligations entails risk and may be influenced by market forces beyond our or our subsidiaries’ control, such hedging may result in a profit that is more or less than initially projected, or could result in a loss.  See also “Use of Proceeds” in the accompanying prospectus.

On or prior to the Pricing Date, we, through our subsidiaries or others, hedged our anticipated exposure in connection with the TOPS by taking positions in the stocks constituting the Index and in futures and/or options contracts on the Index or its component stocks listed on major securities markets.  Such purchase activity could have increased the Initial Index Value, and therefore could have increased the value at which the Index must close on the Valuation Date before you would receive at maturity a payment that exceeds the Stated Principal Amount of the TOPS.  In addition, through our subsidiaries, we are likely to modify our hedge position throughout the life of the TOPS by purchasing and selling the stocks underlying the Index, futures and/or options contracts on the Index or its component stocks listed on major securities markets or positions in any other available securities or instruments that we may wish to use in connection with such hedging activities, including by selling any such securities or instruments on the Observation Dates including the Valuation Date.  We cannot give any assurance that our hedging activities will not affect the value of the Index and, therefore, adversely affect the value of the TOPS or the payment you will receive at maturity, if any.

Supplemental Information Concerning Plan of Distribution; Conflicts of Interest

Under the terms and subject to the conditions contained in the U.S. distribution agreement referred to in the prospectus supplement under “Plan of Distribution,” the Agent, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the aggregate principal amount of TOPS set forth on the cover of this pricing supplement.  The Agent proposes initially to offer the TOPS directly to the public at the public offering price set forth on the cover page of this pricing supplement.  Selected dealers, which may include our affiliates, and their financial advisors will collectively receive from the Agent a fixed sales commission of $35 for each TOPS they sell; provided that dealers selling to investors purchasing the TOPS in fee-based advisory accounts will receive a sales commission of $5 per TOPS. After the initial offering of the TOPS, the Agent may vary the offering price and other selling terms from time to time.

MS & Co. is our wholly-owned subsidiary.  MS & Co. will conduct this offering in compliance with the requirements of FINRA Rule 5121 of the Financial Industry Regulatory Authority, Inc., which is commonly referred to as FINRA, regarding a FINRA member firm’s distribution of the securities of an affiliate and related conflicts of interest.  MS & Co. or any of our other affiliates may not make sales in this offering to any discretionary account.

In order to facilitate the offering of the TOPS, the Agent may engage in transactions that stabilize, maintain or otherwise affect the price of the TOPS or the level of the Index.  Specifically, the Agent may sell more TOPS than it is obligated to purchase in connection with the offering, creating a naked short position in the TOPS for its own account.  The Agent must close out any naked short position by purchasing the TOPS in the open market after the offering.  A naked short position in the TOPS is more likely to be created if the Agent is concerned that there may be downward pressure on the price of the TOPS in the open market after pricing that could adversely affect investors who purchase in the offering.  As an additional means of facilitating the offering, the Agent may bid for, and purchase, the TOPS in the open market to stabilize the price of the TOPS.  Any of these activities may raise or maintain the market price of the TOPS above independent market prices or prevent or retard a decline in the market price of the TOPS.  The Agent is not required to engage in these activities, and may end any of these activities at any time.  An affiliate of the Agent has entered into a hedging transaction in connection with this offering of the TOPS. See “—Use of Proceeds and Hedging” above.

General

No action has been or will be taken by us, the Agent or any dealer that would permit a public offering of the TOPS or possession or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus in any jurisdiction, other than the United States, where action for that purpose is required.

No offers, sales or deliveries of the TOPS, or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus or any other offering material relating to the TOPS, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agent or any dealer.

The Agent has represented and agreed, and each dealer through which we may offer the TOPS has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the TOPS or possesses or distributes this pricing supplement and the accompanying prospectus supplement and prospectus and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the TOPS under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the TOPS.  We shall not have responsibility for the Agent’s or any dealer’s compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

Brazil

The TOPS have not been and will not be registered with the Comissão de Valores Mobiliários (The Brazilian Securities Commission).  The TOPS may not be offered or sold in the Federative Republic of Brazil except in circumstances which do not constitute a public offering or distribution under Brazilian laws and regulations.

Chile

The TOPS have not been registered with the Superintendencia de Valores y Seguros in Chile and may not be offered or sold publicly in Chile.  No offer, sales or deliveries of the TOPS or distribution of this pricing supplement or the accompanying prospectus supplement or prospectus, may be made in or from Chile except in circumstances which will result in compliance with any applicable Chilean laws and regulations.

Hong Kong

No action has been taken to permit an offering of the TOPS to the public in Hong Kong as the TOPS have not been authorized by the Securities and Futures Commission of Hong Kong and, accordingly, no advertisement, invitation or document relating to the TOPS, whether in Hong Kong or elsewhere, shall be issued, circulated or distributed which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong other than (i) with respect to the TOPS which are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (“SFO”) and

any rules made thereunder or (ii) in circumstances that do not constitute an invitation to the public for the purposes of the SFO.
Mexico

The TOPS have not been registered with the National Registry of Securities maintained by the Mexican National Banking and Securities Commission and may not be offered or sold publicly in Mexico.  This pricing supplement and the accompanying prospectus supplement and prospectus may not be publicly distributed in Mexico.

Singapore

The Agent and each dealer represent and agree that they will not offer or sell the TOPS nor make the TOPS the subject of an invitation for subscription or purchase, nor will they circulate or distribute this pricing supplement or the accompanying prospectus supplement or prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the TOPS, whether directly or indirectly, to persons in Singapore other than:

(a)   an institutional investor (as defined in section 4A of the Securities and Futures Act (Chapter 289 of Singapore (the “SFA”));

(b)   an accredited investor (as defined in section 4A of the SFA), and in accordance with the conditions, specified in Section 275 of the SFA;

(c)    a person who acquires the TOPS for an aggregate consideration of not less than Singapore dollars Two Hundred Thousand (S$200,000) (or its equivalent in a foreign currency) for each transaction, whether such amount is paid for in cash, by exchange of shares or other assets, unless otherwise permitted by law; or

(d)    otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Validity of the TOPS
In the opinion of Davis Polk & Wardwell LLP, as special counsel to Morgan Stanley, when the TOPS offered by this pricing supplement have been executed and issued by Morgan Stanley and authenticated by the Trustee pursuant to the Senior Debt Indenture, and delivered against payment as contemplated herein, such TOPS will be valid and binding obligations of Morgan Stanley, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the federal laws of the United States of America, the laws of the State of New York and the General Corporation Law of the State of Delaware. In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Senior Debt Indenture and its authentication of the TOPS and the validity, binding nature and enforceability of the Senior Debt Indenture with respect to the Trustee, all as stated in the letter of such counsel dated March 24, 2011, which has been filed as an exhibit to a Current Report on Form 8-K by Morgan Stanley on March 24, 2011.

Benefit Plan Investor Considerations
Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), which we refer to as a “plan,” should consider the fiduciary standards of ERISA in the context of the plan’s particular circumstances before authorizing an investment in these TOPS. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan.

In addition, we and certain of our subsidiaries and affiliates, including MS & Co., may each be considered “parties in interest” within the meaning of ERISA or “disqualified persons” within the meaning of the Code with respect to many plans, as well as many individual retirement accounts and Keogh plans (also “plans”). ERISA Section 406 and Code Section 4975 generally prohibit transactions between plans and parties in interest or disqualified persons. Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if these TOPS are acquired by or with the assets of a plan with respect to which MS & Co. or any of its affiliates is a service provider or other party in interest, unless the TOPS are acquired pursuant to an exemption from the “prohibited transaction” rules. A violation of these “prohibited transaction” rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of these TOPS. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts) and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the purchase and sale of securities and the related lending transactions, provided that neither the issuer of the securities nor any of its affiliates has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of any plan involved in the transaction and provided further that the plan pays no more than adequate consideration in connection with the transaction (the so-called “service provider” exemption). There can be no assurance that any of these class or statutory exemptions will be available with respect to transactions involving these TOPS.

Because we may be considered a party in interest with respect to many plans, unless otherwise specified in the applicable prospectus supplement, these TOPS may not be purchased, held or disposed of by any plan, any entity whose underlying assets include “plan assets” by reason of any plan’s investment in the entity (a “plan asset entity”) or any person investing “plan assets” of any plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCEs 96-23, 95-60, 91-38, 90-1, 84-14 or the service provider exemption or such purchase, holding or disposition is otherwise not prohibited. Unless otherwise specified in the applicable prospectus supplement, any purchaser, including any fiduciary purchasing on behalf of a plan, transferee or holder of these TOPS will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding thereof that either (a) it is not a plan or a plan asset entity, is not purchasing such TOPS on behalf of or with “plan assets” of any plan, or with any assets of a governmental or church plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Law”) or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding or disposition are not prohibited by ERISA or Section 4975 of the Code or any Similar Law.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in nonexempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing these TOPS on behalf of or with “plan assets” of any plan consult with their counsel regarding the availability of exemptive relief.

Each purchaser and holder of these TOPS has exclusive responsibility for ensuring that its purchase, holding and disposition of the TOPS do not violate the prohibited transaction rules of ERISA or the Code or any Similar Law. The sale of any of these TOPS to any plan or plan subject to Similar Law is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the TOPS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets Inc., MSSB or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of the TOPS by the account, plan or annuity.

Client accounts over which Citigroup Inc., Morgan Stanley, MSSB or any of their respective subsidiaries have investment discretion are not permitted to purchase the TOPS, either directly or indirectly.

United States Federal Taxation
Prospective investors should note that the discussion under the section called “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the TOPS issued under this pricing supplement and is superseded by the following discussion.

The following summary is a general discussion of the material U.S. federal income tax consequences and certain estate tax consequences of ownership and disposition of the TOPS.  This discussion applies only to initial investors in the TOPS who:

• purchase the TOPS at their “issue price,” which will equal the first price at which a substantial amount of the TOPS is sold to the public (not including bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers); and

• will hold the TOPS as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”).
This discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances or to holders subject to special rules, such as:
• certain financial institutions;
• insurance companies;
• certain dealers and traders in securities, commodities or foreign currencies;
• investors holding the TOPS as part of a hedging transaction, “straddle,” conversion transaction or integrated transaction;
• U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;
• partnerships or other entities classified as partnerships for U.S. federal income tax purposes;
• regulated investment companies;
• real estate investment trusts;
• tax-exempt entities, including “individual retirement accounts” or “Roth IRAs” as defined in Section 408 or 408A of the Code, respectively; or
• persons subject to the alternative minimum tax.

As stated above, this discussion does not describe all of the tax consequences that may be relevant to a holder in light of the holder’s particular circumstances.  As the law applicable to the U.S. federal income taxation of instruments such as the TOPS is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

In addition, we will not attempt to ascertain whether any issuer of any shares to which a TOPS relates (such shares hereafter referred to as “Underlying Shares”), is treated as a “passive foreign investment company” (“PFIC”) within the meaning of Section 1297 of the Code or as a “U.S. real property holding corporation” (“USRPHC”) within the meaning of Section 897 of the Code.  If any issuer of Underlying Shares were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. Holder in the case of a PFIC and to a Non-U.S. Holder in the case of a USRPHC, upon the sale, exchange or settlement of a TOPS.  You should refer to information filed with the Securities and Exchange Commission or other governmental authorities by the issuers of the Underlying Shares and consult your tax adviser regarding the possible consequences to you if any issuer is or becomes a PFIC or USRPHC.

This discussion is based on the Code, administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, all as of the date hereof, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein.  Persons considering the purchase of the TOPS should consult their tax advisers with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

General
Under current law, we intend to treat each TOPS as a single financial contract that is an “open transaction” for U.S. federal income tax purposes.

Due to the absence of statutory, judicial or administrative authorities that directly address the treatment of the TOPS or instruments that are similar to the TOPS for U.S. federal income tax purposes, no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the tax treatment described herein.  Accordingly, you should consult your tax advisers regarding all aspects of the U.S. federal tax consequences of an investment in the TOPS (including possible alternative treatments of the TOPS) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.  Unless otherwise stated, the following discussion is based on the treatment of each TOPS as an open transaction.

Tax Consequences to U.S. Holders
This section applies to you only if you are a U.S. Holder. As used herein, the term “U.S. Holder” means a beneficial owner of a TOPS that is, for U.S. federal income tax purposes:

• a citizen or individual resident of the United States;

• a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

• an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The term “U.S. Holder” also includes certain former citizens and residents of the United States.
Tax Treatment of the TOPS
Assuming the characterization of the TOPS as set forth above is respected, the following U.S. federal income tax consequences should result.

Tax Treatment Prior to Maturity.  A U.S. Holder should not be required to recognize taxable income over the term of the TOPS prior to maturity, other than pursuant to a sale or exchange as described below.

Tax Basis. A U.S. Holder’s tax basis in the TOPS should equal the amount paid by the U.S. Holder to acquire the TOPS.

Sale, Exchange or Settlement of the TOPS.  Upon a sale, exchange or settlement of the TOPS, a U.S. Holder should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or settlement and the U.S. Holder’s tax basis in the TOPS sold, exchanged or settled.  Any gain or loss recognized upon the sale, exchange or settlement of the TOPS should be long-term capital gain or loss if the U.S. Holder has held the TOPS for more than one year at such time, and short-term capital gain or loss otherwise.

Possible Alternative Tax Treatments of an Investment in the TOPS

Due to the absence of authorities that directly address the proper tax treatment of the TOPS, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above.  The IRS could, for instance, seek to treat a TOPS as a debt instrument.  Because the TOPS provides for the return of principal except where the underlying index has declined below a certain level, the risk that it would be recharacterized, for U.S. federal income tax purposes, as a debt instrument giving rise to ordinary income, rather than as an open transaction, is higher than with other equity-linked securities that do not provide for the return of principal.

If a TOPS were treated as a debt instrument for U.S. federal income tax purposes, it would be subject to Treasury regulations governing contingent payment debt instruments (the “Contingent Debt Regulations”).  If the Contingent Debt Regulations applied to the TOPS, the timing and character of income thereon would be significantly affected.  Among other things, a U.S. Holder would be required to accrue interest income as original issue discount (“OID”) on the TOPS every year at a “comparable yield” determined at the time of their issuance.  Furthermore, any gain realized by a U.S. Holder at maturity or upon a sale, exchange or other disposition of the TOPS would generally be treated as ordinary income, and any loss realized at maturity would be treated as ordinary loss, to the extent of the U.S. Holder’s prior accruals of OID, and as capital loss thereafter.

Even if the Contingent Debt Regulations do not apply to the TOPS, other alternative U.S. federal income tax treatments of the TOPS are possible, which, if applied, could significantly affect the timing and character of the income or loss with respect to the TOPS.  In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the TOPS, possibly with retroactive effect.  Accordingly, prospective investors should consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the TOPS, including the possible implications of this notice.

Backup Withholding and Information Reporting

Backup withholding may apply in respect of the amounts paid to a U.S. Holder, unless such U.S. Holder provides proof of an applicable exemption.  The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the U.S. Holder’s U.S. federal income tax liability, provided that the required information is furnished to the IRS.  In addition, information returns will be filed with the IRS in connection with payments on the TOPS and the proceeds from a sale, exchange or other disposition of the TOPS, unless the U.S. Holder provides proof of an applicable exemption from the information reporting rules.

Tax Consequences to Non-U.S. Holders
This section applies to you only if you are a Non-U.S. Holder. As used herein, the term “Non-U.S. Holder” means a beneficial owner of a TOPS that is, for U.S. federal income tax purposes:

• an individual who is classified as a nonresident alien;
• a foreign corporation; or
• a foreign estate or trust.
The term “Non-U.S. Holder” does not include any of the following holders:

• a holder who is an individual present in the United States for 183 days or more in the taxable year of disposition and who is not otherwise a resident of the United States for U.S. federal income tax purposes;

• certain former citizens or residents of the United States; or
• a holder for whom income or gain in respect of the TOPS is effectively connected with the conduct of a trade or business in the United States.
Such holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the TOPS.
Tax Treatment upon Sale, Exchange or Settlement of the TOPS

In general.  Assuming the treatment of the TOPS as set forth above is respected, and subject to the discussion above regarding the possible application of Section 897 of the Code, a Non-U.S. Holder of the TOPS will not be subject to U.S. federal income or withholding tax in respect of amounts paid to the Non-U.S. Holder.

If all or any portion of a TOPS were recharacterized as a debt instrument, any payment made to a Non-U.S. Holder with respect to the TOPS would not be subject to U.S. federal withholding tax, provided that:

• the Non-U.S. Holder does not own, directly or by attribution, ten percent or more of the total combined voting power of all classes of our stock entitled to vote;
• the Non-U.S. Holder is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership;
• the Non-U.S. Holder is not a bank receiving interest under Section 881(c)(3)(A) of the Code, and
• the certification requirement described below has been fulfilled with respect to the beneficial owner.

Certification Requirement.  The certification requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a TOPS (or a financial institution holding the TOPS on behalf of the beneficial owner) furnishes an IRS Form W-8BEN, on which the beneficial owner certifies under penalties of perjury that it is not a U.S. person.

In 2007, the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues might affect the withholding tax consequences of an investment in the TOPS, possibly with retroactive effect.  Non-U.S. Holders should note that we currently do not intend to withhold on any payments made with respect to the TOPS to Non-U.S. Holders (subject to compliance by such holders with certification necessary to establish an exemption from backup withholding).  However, in the event of a change of law or any formal or informal guidance by the IRS, the U.S. Treasury Department or Congress, we may decide to withhold on payments made with respect to the TOPS to Non-U.S. Holders, and we will not be required to pay any additional amounts with respect to amounts withheld.  If you are a Non-U.S. Holder, you should consult your tax adviser regarding the U.S. federal withholding and income tax consequences of an investment in the TOPS, including possible alternative treatments and the issues presented by the notice.

U.S. Federal Estate Tax

Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the TOPS are likely to be treated as U.S. situs property subject to U.S. federal estate tax.  Prospective investors that are non-U.S. individuals, or are entities of the type described above, should consult their tax advisers regarding the U.S. federal estate tax consequences of an investment in the TOPS.

Backup Withholding and Information Reporting
Information returns may be filed with the IRS in connection with the payment on the TOPS at maturity as well as in connection with the proceeds from a sale, exchange or other disposition. A Non-U.S. Holder may be subject to backup withholding in respect of amounts paid to the Non-U.S. Holder, unless such Non-U.S. Holder complies with certification procedures to establish that it is not a U.S. person for U.S. federal income tax purposes or otherwise establishes an exemption. Compliance with the certification procedures described above under “―Tax Treatment upon Sale, Exchange or Settlement of the TOPS ― Certification Requirement” will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder’s U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.